UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

02051498

FORM 6-K

**Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934**

PE

August 16, 2002

Forbes Medi-Tech Inc.
(Commission File No. 0-30076)

**200-750 West Pender Street
Vancouver, British Columbia, Canada V6C 2T8**
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X____ Form 40-F________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes________ No____X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ____________

Exhibit Index

Exhibit No.	Description
1.	Press Release
2.	Form 27

August 16, 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Forbes Medi-Tech Inc.

Date: August 16, 2002

By:______________________

Charles Butt
President & CEO

Forbes Medi-Tech
INC.

"Developing Nutraceuticals & Pharmaceuticals from Nature"

News Release

For Immediate Release

Forbes Medi-Tech Completes Sale of Amqui Plant

Vancouver, British Columbia – August 16, 2002 Forbes Medi-Tech Inc. (TSE:FMI and NASDAQ:FMTI) announced today it has completed the sale of its pilot manufacturing plant in Amqui, Quebec for $1.6 million. Forbes will receive $400,000 in up front payments and will receive an additional $350,000 in May 2003. The remaining $850,000 will be amortized over a 7 year first mortgage plus interest at 6.5 per cent per annum.

"The Amqui plant sale represents an immediate and positive impact on our balance sheet," said Charles Butt, President and CEO of Forbes Medi-Tech Inc. "I am pleased to have the plant sale resolved as we can now focus on the joint-venture manufacturing facility in Pasadena, Texas."

Forbes purchased the Amqui plant in December 1998 to develop and scale up its phytosterol extraction and manufacturing technology. In January 2001, the Company entered into a joint venture with Chusei (U.S.A.) Inc. to form Phyto-Source LP to build and operate a significantly larger dedicated wood-based sterol manufacturing plant in Pasadena, Texas to produce Forbes' proprietary sterol-based cholesterol lowering functional food ingredient Reducol™ as well as other formulations of phytosterols for the food and non-food markets.

Forbes Medi-Tech Inc. is a biopharmaceutical company dedicated to the research, development and commercialization of innovative pharmaceuticals and nutraceutical products for the prevention and treatment of cardiovascular and related diseases. By extracting plant sterols from wood pulping by-products, Forbes has developed cholesterol-lowering agents to be used both as pharmaceutical therapeutics and functional food ingredients.

ON BEHALF OF THE BOARD OF DIRECTORS OF FORBES MEDI-TECH INC.

Charles Butt
President & CEO

###

For more information, please contact:
Darren Seed
Manager, Investor Relations
Telephone: (604) 681-8976
E-mail: dseed@forbesmedi.com

BRITISH COLUMBIA
ONTARIO

FORM 53-901F / FORM 27

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE SECURITIES ACT AND SECTION 151 OF THE SECURITIES RULES (BRITISH COLUMBIA) AND SECTION 75(2) OF THE SECURITIES ACT (ONTARIO).

ITEM 1. REPORTING ISSUER

Forbes Medi-Tech Inc.
Suite 200 – 750 West Pender Street
Vancouver, BC
V6C 2T8

Telephone: (604) 689-5899

ITEM 2. DATE OF MATERIAL CHANGE

August 16, 2002

ITEM 3. PRESS RELEASE

August 16, 2002 - Vancouver, British Columbia

ITEM 4. SUMMARY OF MATERIAL CHANGE

The Company has completed the sale of its pilot manufacturing plant in Amqui, Quebec for $1.6 million. Forbes will receive $400,000 in up front payments and will receive an additional $350,000 in May 2003. The remaining $850,000 will be amortized over a 7 year first mortgage plus interest at 6.5 per cent per annum.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

The Company has completed the sale of its pilot manufacturing plant in Amqui, Quebec for $1.6 million. Forbes will receive $400,000 in up front payments and will receive an additional $350,000 in May 2003. The remaining $850,000 will be amortized over a 7 year first mortgage plus interest at 6.5 per cent per annum.

Forbes purchased the Amqui plant in December 1998 to develop and scale up its phytosterol extraction and manufacturing technology. In January 2001, the Company entered into a joint venture with Chusei (U.S.A.) Inc. to form Phyto-Source LP to build and operate a significantly larger dedicated wood-based sterol manufacturing plant in Pasadena, Texas to produce Forbes' proprietary sterol-based cholesterol lowering functional food ingredient Reducol™ as well as other formulations of phytosterols for the food and non-food markets.

Forbes Medi-Tech Inc. is a biopharmaceutical company dedicated to the research, development and commercialization of innovative pharmaceuticals and nutraceutical products for the prevention and treatment of cardiovascular and related diseases. By extracting plant sterols from wood pulping by-products, Forbes has developed cholesterol-lowering agents to be used both as pharmaceutical therapeutics and functional food ingredients.

ITEM 6. RELIANCE ON SECTION 85(2) OF THE SECURITIES ACT (BRITISH COLUMBA) AND SECTION 74(3) OF THE SECURITIES ACT (ONTARIO)

Not applicable.

ITEM 7. OMITTED INFORMATION

Not applicable.

ITEM 8. SENIOR OFFICER

Name:	Charles Butt
Title:	President & Chief Executive Officer
Phone No.:	(604) 689-5899

ITEM 9. STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.

August 16, 2002
Date

Per:
Signature

Charles Butt
Name of Officer

President & Chief Executive Officer
Title of Officer

Vancouver, British Columbia
Place